                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(1)
                              (Amendment No. 1)*

                              eXcelon Corporation
              --------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
              --------------------------------------------------
                        (Title of Class of Securities)

                                   300691102
              --------------------------------------------------
                                (CUSIP Number)

                             Clifford B. Thompson
                                   Secretary
                       C-bridge Internet Solutions, Inc.
                         125 Summer Street, 19th Floor
                               Boston, MA, 02110

                           Telephone: (617) 342-5400
              --------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 19, 2001
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP No. 300691102          SCHEDULE 13D               Page 2 OF 5 Pages
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------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON:                           C-bridge Internet
                                                          Solutions, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   52-2001899



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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  CUSIP No. 300691102          SCHEDULE 13D               Page 3 of 5 Pages
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This Amendment No. 1 to Schedule 13D constitutes the Final Amendment and relates to shares of common stock of eXcelon Corporation, a Delaware corporation ("eXcelon") and is filed by C-bridge Internet Solutions, Inc. ("C-bridge"), a Delaware corporation ("eXcelon"), to amend and supplement the Schedule 13D originally filed by C-bridge with the Securities and Exchange Commission on June 1, 2001. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Paragraphs (a)-(c) & (e) of Item 5 are hereby amended and restated in their entireties as follows:

(a)-(b) Upon the Effective Time of the Merger, which occurred on September 19, 2001, each of the Voting Agreements terminated in accordance with Paragraph 6 thereof, and C-bridge is no longer holder of an irrevocable proxy with respect to any shares of eXcelon Common Stock, nor is C-bridge the beneficial owner of any eXcelon Common Stock.

(c) C-bridge has not effected any transaction in the eXcelon Common Stock during the past sixty days.

(e) As of September 19, 2001 C-bridge ceased to be the beneficial owner of more than five percent of the eXcelon Common Stock.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Item 6 is hereby amended and supplemented by adding the following at the end thereof:

         Upon the Effective Time of the Merger, which occurred on September 19, 2001, each of the Voting Agreements automatically terminated in accordance with Paragraph 6 thereof, and all rights, obligations and responsibilities created thereby are extinguished in entirety.
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  CUSIP No. 300691102          SCHEDULE 13D               Page 4 of 5 Pages
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 28, 2001.

                                          C-BRIDGE INTERNET SOLUTIONS, INC.

                                          By:  /s/ Clifford B. Thompson
                                               -----------------------------
                                               Clifford B. Thompson
                                               Secretary



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  CUSIP No. 300691102           SCHEDULE 13D               Page 5 of 5 Pages
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                                 EXHIBIT INDEX

Exhibit A            Merger Agreement, dated as of May 22, 2001, among C-bridge
                     Internet Solutions, Inc., eXcelon Corporation and Comet
                     Acquisition Corp, as previously filed.

Exhibit B            Irrevocable Proxy and Voting Agreement, dated as of May 22,
                     2001, by and among C-bridge Internet Solutions, Inc. and
                     Robert Goldman, as previously filed.

Exhibit C            Irrevocable Proxy and Voting Agreement, dated as of May 22,
                     2001, by and among C-bridge Internet Solutions, Inc. and
                     Phil Lee, as previously filed.

Exhibit D            Irrevocable Proxy and Voting Agreement, dated as of May 22,
                     2001, by and among C-bridge Internet Solutions, Inc. and
                     Gerry Bay, as previously filed.

Exhibit E            Irrevocable Proxy and Voting Agreement, dated as of May 22,
                     2001, by and among C-bridge Internet Solutions, Inc. and
                     Kevin Burns, as previously filed.

Exhibit F            Irrevocable Proxy and Voting Agreement, dated as of May 22,
                     2001, by and among C-bridge Internet Solutions, Inc. and
                     Satish Maripuri, as previously filed.

Exhibit G            Irrevocable Proxy and Voting Agreement, dated as of May 22,
                     2001, by and among C-bridge Internet Solutions, Inc. and
                     Robert Agate, as previously filed.

Exhibit H            Irrevocable Proxy and Voting Agreement, dated as of May 22,
                     2001, by and among C-bridge Internet Solutions, Inc. and
                     Lacey Brandt, as previously filed.